Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 16, 2008

NEWS RELEASE	ELD No. 08-14
TSX: ELD AMEX: EGO	June 16, 2008

ELDORADO CONFIRMS BEST AND FINAL OFFER FOR FRONTIER WILL EXPIRE ON JUNE 17, 2008

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or “we”), announced today that Eldorado’s offer to purchase all of the outstanding common shares of Frontier Pacific Mining Corporation (“Frontier”) for 0.1220 Eldorado common shares and Cdn.$0.0001 in cash per Frontier common share represents Eldorado’s best and final offer price for Frontier. There will be no extension of the offer and the offer will expire at 5:00 pm (Toronto time) on June 17, 2008 in accordance with its terms if its conditions are not met, including the minimum tender condition of 66 2/3%.

“This represents our best and final offer for Frontier,” said Eldorado’s President and Chief Executive Officer, Paul N. Wright. “Recent developments in Greece which have underscored the challenges faced in permitting Frontier’s Perama Hill project, such as a reported statement by Environment and Public Works Minister Giorgos Souflias that the New National Land Use Plan will not include Thrace as an area where gold extraction is allowed, have left us confident that our offer strikes a balance between the reasonable expectations of Frontier’s shareholders and the highest price that Eldorado, as a developer and operator of gold mines, could responsibly propose. We look forward to concluding this offer and advancing our pipeline of projects.”

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular, prospectus, notice of change in information and notice of extension relating to its offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain a free copy of Eldorado’s offer and take-over bid circular, related letter of transmittal and notice of guaranteed delivery and other documents filed by Eldorado with Canadian securities regulators on the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website, at www.eldoradogold.com, or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

Rationale for the Offer

The combination of Eldorado and Frontier would be beneficial to Frontier’s shareholders for a variety of reasons, including:

•

a substantial premium for Frontier shareholders. Eldorado’s offer, based on the recent closing price of Eldorado’s common shares on June 13, 2008, represents a premium of 43.3 % to Frontier’s share price on April 18, 2008, the last day prior to the announcement of the Offer;

•	significantly enhanced liquidity for Frontier’s shareholders;
•	elimination of the existing “market overhang” from Frontier’s largest shareholder;
•	participation in a high quality, high growth gold producer with low cost operating assets and a significant market presence and analytical endorsement;
•	elimination of existing “single project” risk through exposure to Eldorado’s portfolio of producing mines and near-term projects in construction;
•

an opportunity to enhance and accelerate development of the Perama Hill project with the assistance of Eldorado, an operator with a proven track record of successfully permitting, constructing and operating mines;

•	the availability of financial and technical resources to manage the Perama Hill project through the challenges associated with mine permitting, construction and operations;
•	the financial platform and flexibility to bring the Perama Hill project into production with no additional dilution to Frontier’s current shareholders;
•	increased financial strength, immediate cash flow from current gold production and improved access to capital; and
•	the opportunity for operational and administrative synergies between Eldorado’s gold projects in Turkey and Frontier’s Perama Hill project in neighboring Greece.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright,

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to with respect to: Eldorado’s assessment of the effects of acceptance of its offer on Eldorado and on the shareholder’s of Frontier Pacific; the timing and prospects for shareholder acceptance of the offer and the implementation thereof; the ability of Eldorado to advance development of the Perama Hill gold project; the prospects for permitting of the Perama Hill project; and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008. Such risks and uncertainties include, amongst others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Corporation shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.conm	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com